Mail Stop 3561

April 14, 2009

Joseph C. Lawler
President and Chief Executive Officer
ModusLink Global Solutions, Inc.
1100 Winter Street
Waltham, MA 02451

> **Re: ModusLink Global Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2008**
> **Filed October 14, 2008**
> **Form 10-Q for the Quarters Ended October 31, 2008 and**
> **January 31, 2009**
> **Filed December 10, 2008 and March 12, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 6, 2008**
> **File No. 000-23262**

Dear Mr. Lawler:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended July 31, 2008

Business, page 3

1. Please enhance your disclosure to clearly explain the source and amount of your revenues as distinguished between the products you sell and the services you provide.

2. We note that you mention in your disclosure of Employees on page 6, the "seasonality of [y]our business" and in the risk factor on page 8 concerning the risk that your contracts do not contain minimum purchase requirements, you mention "seasonal buying by end-users." Please revise your business discussion to address the seasonality of your business.

3. We note your risk factor "We are subject to risks of operating internationally" on page 9. We further note that international revenue accounted for approximately 68% of your total revenue. Please revise your business disclosure to reflect the fact that the majority of your revenues are generated internationally and ensure that you have provided the disclosure required pursuant to Item 101(d) of Regulation S-K.

Risk Factors, page 6

Venture capital investing is risky and highly speculative, page 13

4. Please revise your risk factor to explain the magnitude of your financial exposure to these speculative investments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

5. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note that your net income over the last three years has varied significantly. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

6. Discuss your material commitments for capital expenditures, if any, and the source of funds needed to fulfill such commitments. See Item 303(a)(2)(i) of Regulation S-K.

7. We note in your discussion on improving operational efficiencies you mention the use of your "lean sigma continuous improvement program." Please revise to explain in greater detail this program.

8. We note a significant valuation allowance has been recorded with respect to certain gross deferred tax assets of U.S. and certain foreign subsidiaries. We assume such assessment is based upon your consideration that the negative outweighs the positive evidence relating to such deferred tax assets most notably the inability to generate taxable income to utilize significant NOL carryforward. Likewise, we noted no impairment of goodwill related to the Americas as well as Asia operating segments and intangible assets as of July 31, 2008. Given the significant decrease in operating income for the year and your conclusion regarding the establishment of a valuation allowance, please reconcile the projections used to assess utilization of deferred tax assets versus those utilized to determine future cash flows we assumed you used in your determination of fair value of Asia and Americas operating segments. Please be detailed in your analysis as we may have further substantive comment.

Consolidated Balance Sheets, page 39

9. Please revise the amount of issued and outstanding shares of common stock to reflect the amount of shares held in treasury stock depending upon whether you are using the par value method or the cost method. In this regard, since there is a choice in methods, please disclose the method by which you account for treasury shares. Additionally, please reconcile for us the number of shares issued and outstanding shares as of July 31, 2008 and 2007 with amounts stated in the consolidated statement of stockholders' equity. Please explain the reason(s) for the differences or revise.

Consolidated Statements of Cash Flows, page 42

10. Please tell us how you concluded that the proceeds from affiliate distributions represent a return of investment as opposed to a return on investment as discussed in paragraph 22b. of SFAS 95. We assume that cash distributions from affiliates, to the extent they are less than the cumulative equity pick-up, are netted against

the equity pick-up adjustment of operating cash flows. Please confirm or advise otherwise. In this regard, please explain to us whether and how you track cumulative distributions relative to cumulative equity pick-up on investees.

Notes to Consolidated Financial Statements

General

11. It appears other long-term liabilities represent a significant portion of total liabilities. Please consider adding a table which shows the components that make-up this balance at each year end. Refer to Rule 5-02.24 of Regulation S-X.

Revenue Recognition, page 43

12. Please separately state net revenues from product sales and services on the face of the consolidated statements of operations. Please also separately state cost of revenue applicable to product sales and services. Refer to Rule 5-03(b) of Regulation S-X. In this regard, please explain to us the nature of your products versus services in a more understandable fashion than what is presented in your business description. If you do not believe such disclosure would benefit a user please explain your rationale to us in detail with a view toward revising your description of business to better clarify whether you are providing a product or service or combination to your customers. Otherwise, please show us what your revised disclosure would look like for each year presented.

13. Please clarify when title passes to your customers related to product sales and disclose whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements.

14. Please tell us whether you have and how you account for sales returns and allowances. Please tell us the amounts of your provisions and reserves for sales returns and allowances for each year presented. If material, please disclose the information prescribed by Rule 12-09 of Regulation S-X in Schedule II – Valuation and Qualifying Accounts or in the notes to the financial statements. See Rule 5-04 of Regulation S-X.

Note 8. Segments, page 52

15. We assume "Non-GAAP operating income" is the measure used by management for purposes of making decisions about allocating resources to the segments and assessing segment performance. If so, please revise your disclosure to state this fact and revise the title of the measure to adequately reflect what the measure truly represents. In other words, if the measure is presented in accordance with SFAS 131, it should not be titled Non-GAAP. If you believe this measure is a Non-GAAP financial measure irrespective of SFAS 131, please tell us your basis

in GAAP for presenting this measure in the notes to your financial statements. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K and Question 18 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," which is available on our website at sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

16. Please tell us how you concluded that your venture capital business does not represent a separate operating segment as defined in paragraphs 10 – 15 of SFAF 131 and therefore should be presented as a separate reportable segment in accordance with paragraph 16 of SFAS 131. Please explain to us how such business is evaluated by top management. Refer to Question 2 of the FASB Staff Implementation Guide on Statement 131.

Note 19. Income Taxes, page 67

17. Please disclose the nature of the item entitled "permanent adjustments" included in the reconciliation of actual income tax expense attributed to compute "expected" income tax expense. In this regard a more descriptive caption may be appropriate. Please also explain in detail why such "permanent adjustments" occurred only in 2008. If amounts relate to adjustments upon examination by government agencies, indicate such in the disclosure. Refer to paragraph 47 of SFAS 109 and Rule 4-08(h)(2) of Regulation S-X.

18. Please clarify the nature of the reductions to the liability for unrecognized tax benefits for fiscal 2008. If it represents settlements or lapse of statute of limitations reductions, indicate such in the disclosure. Refer to paragraphs 21a.(3) and (4) of FIN 48.

Exhibits

19. We note that you filed your Second Amended and Restated Loan and Security Agreement, dated October 31, 2005 and designated as Exhibit 10.50, as a material contract under Item 601(b)(10) of Regulation S-K. We further note that you did not provide all the attachments and/or exhibits to this agreement. With your next current or periodic report, please file complete copies of the agreement, including all exhibits, attachments and schedules to this agreement or advise why you are not required to file these documents.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

Performance-Based Annual Cash Bonus, page 13

20. We note your disclosure relating to the key financial metric, operating income excluding net charges, which was utilized for purposes of determining whether

compensation was earned under this program. Please also disclose the threshold that was required to be met for purposes of the regional operating income excluding net charges financial metric and the sales results financial metric to which at least two of your officer's bonuses were tied.

Benchmarking, page 17

21. We note your disclosure that "our target total compensation falls at the market median (i.e., within 10% of the median) relative to the Custom Peer Group." Please confirm to us that the market median is also the 50th percentile of the Custom Peer Group.

Outstanding Equity Awards at 2008 FISCAL Year-End, page 24

22. We note that you did not include under Options Awards the column entitled "Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options." Please advise us why you omitted this disclosure or revise to include.

Potential Payments Upon Termination or Change-in-Control, page 26

23. We note that in your discussion you refer the reader for the definition of certain defined terms, such as "for Cause" or "for Good Reason," to the corresponding executive severance agreement. Please revise to explain these terms within the body of your disclosure without referring the reader to another document.

Certain Relationships and Related Transactions, page 32

24. We note that throughout your disclosure you reference our regulations. For example, you disclose that you define related-party transactions as "all transactions with related persons that are required to be reported under 404(a) of Regulation S-K." Please revise your disclosures to explain your related-party review policy and whether you had any related party transactions in fiscal 2008 in terms that a reader can understand and without reference to our regulations.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tony Watson, Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director